Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated October 28, 2024, except for Notes 1, 5 and 7 as to which the date is November 6, 2024, in the Registration Statement on Form S-4 of Critical Mineral Recovery (the “Company”) as a co-registrant, with respect to our audits of the balance sheets of Critical Mineral Recovery, Inc. (the Company) as of December 31, 2023 and 2022, and the related statements of operations, stockholder’s deficit, and cash flows for the year ended December 31, 2023 and the period from January 26, 2022 (inception) to December 31, 2022 that appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern and material subsequent event.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

November 12, 2024